China Advanced Construction Materials Group, Inc.

August 26, 2013

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention: John Cash

RE:	China Advanced Construction Materials Group, Inc.
Form 10-K for the Year Ended June 30, 2012
Filed September 26, 2012
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 15, 2013
Item 5.07 Form 8-K
Filed July 3, 2013
File No. 1-34515
Response Letter Filed July 26, 2013

Ladies and Gentlemen:

This letter from China Advanced Construction Materials Group, Inc. (the “Company”) is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated August 15, 2013 from Mr. John Cash, regarding the above-referenced Form 10-K, Form 10-Q, Form 8-K and Response Letter Filed July 26, 2013.

Set forth below are responses to the Staff’s numbered comments. For your convenience, each response follows the sequentially numbered comment copied from your letter of August 15, 2013.

Form 10-K for the Year Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31

Liquidity and Capital Resources, page 38

1.             We note the parent only financial information provided in response to prior comment two from our letter dated June 27, 2013. With reference to ASC 230-10-45-12 through 15, please address the appropriateness of presenting changes in intercompany receivable within your cash flows from operating activities.

Company Response:

We hereby confirm that in our future filings, we will classify the intercompany receivable within our cash flows from investing activities with reference to ASC 230-10-45-12 through 15 as in the form illustrated below:

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
SCHEDULE 1 - CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(6,230,085)	$17,065,244
Adjustments to reconcile net (loss) income to cash used in operating activities:
Stock-based compensation expense	132,641	885,674
Change in fair value of warrants liability	(445,603)	(1,926,948)
Loss (income) from subsidiaries	6,477,935	(16,685,074)
Changes in operating assets and liabilities
Other receivables	-	8,000
Prepayments	-	17,500
Accrued liabilities	(30,939)	(165,338)
Net cash used in operating activities	(96,051)	(800,942)
CASH FLOWS FROM INVESTING ACTIVITIES:
Loan repayment from (loan to) intercompany	60,000	(383,711)
Net cash provided by (used in) investing activities	60,000	(383,711)

NET DECREASE IN CASH	(36,051)	(1,184,653)

CASH, beginning of year	36,507	1,221,160

CASH, end of year	$456	$36,507

Form 10-Q for the Quarter Ended March 31, 2013

Item 1. Financial Statements, page 2

Note 6 – Property, Plant and Equipment, page 13

2.             We have reviewed your response to prior comment nine from our letter dated June 27, 2013.

Per your statement of cash flows, it appears that you disposed of $4.4 million of property, plant, and equipment during the nine months ended March 31, 2013, comprised of a $3.8 million loss realized from disposal of property, plant and equipment and $673,315 in proceeds from disposal of property, plant and equipment. Per the rollforward it appears that you disposed of a net amount of $7.3 million of property, plant, and equipment and recognized a $250,746 impairment loss. Please reconcile this apparent difference.

Company Response:

The below tables are the reconciliation of our disposed of a net amount of $7.3 million of property, plant, and equipment and recognition of $250,746 of impairment loss on property, plant, and equipment. We hereby confirm that we will include our non-cash activities of $2.9 million for the other receivables that we have not collected in relation to the disposal of property, plant, and equipment in our future filings.

During the nine months ended March 31, 2013:
Disposal of and impairment loss on property, plant and equipment	$7,597,341
Loss realized from disposal of property, plant and equipment	(3,766,895)
Impairment loss of long-lived assets	(250,746)
Cash proceeds from disposal of property, plant, and equipment	(673,315)
Other receivables from disposal of property, plant and equipment yet to collect	(2,913,390)
Effect of exchange rate	$(7,005)

Item 5.07 Form 8-K Filed July 3, 2013

3.

We note that you did not provide shareholders with the opportunity to approve executive compensation or the opportunity to vote on how frequently they would be able to approve executive compensation. Please comply with this requirement, as applicable, in future filings. Refer to Exchange Act Rule 14a-21.

Company Response:

In the proxy statement in connection with the Company’s next stockholders meeting, we will seek stockholders’ non-binding advisory votes on “Say-on-Pay” and “Say-When-on-Pay” proposals.

This letter responds to all comments contained in Mr. Cash’s letter of August 15, 2013. If you have any questions, please do not hesitate to contact our attorney, Elizabeth Fei Chen, at (212) 326-0199 or the undersigned at +86 (10) 82525361.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Weili He

Weili He
Interim Chief Financial Officer

cc:	Eddie Wong (FRIEDMAN LLP)

Elizabeth Fei Chen, Esq. (Pryor Cashman LLP)